United States

Securities and Exchange Commission

Washington, D.C. 20549

_____________

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Stereotaxis, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85916J102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[Check one]

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916J102	SCHEDULE 13G	Page 1 of 12

(1) Names of reporting persons.	EGS Private Healthcare Partnership, L.P.
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	593,495
(6) Shared voting power.	0
(7) Sole dispositive power.	593,495
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	593,495 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	1.4% Please see Attachment A
(12) Type of reporting person (see instructions).	PN

(1) Names of reporting persons.	EGS Private Healthcare Counterpart, L.P.
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	84,782
(6) Shared voting power.	0
(7) Sole dispositive power.	84,782
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	84,782 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	0.2% Please see Attachment A
(12) Type of reporting person (see instructions).	PN

CUSIP No. 85916J102	SCHEDULE 13G	Page 2 of 12

(1) Names of reporting persons.	EGS Private Healthcare Partnership II L.P.
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	1,046,798
(6) Shared voting power.	0
(7) Sole dispositive power.	1,046,798
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	1,046,798 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	2.5% Please see Attachment A
(12) Type of reporting person (see instructions).	PN

(1) Names of reporting persons.	EGS Private Healthcare Investors II, L.P.
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	165,089
(6) Shared voting power.	0
(7) Sole dispositive power.	165,089
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	165,089 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	0.4% Please see Attachment A
(12) Type of reporting person (see instructions).	PN

CUSIP No. 85916J102	SCHEDULE 13G	Page 3 of 12

(1) Names of reporting persons.	EGS Private Healthcare Canadian Partners, L.P.
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	157,517
(6) Shared voting power.	0
(7) Sole dispositive power.	157,517
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	157,517 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	0.4% Please see Attachment A
(12) Type of reporting person (see instructions).	PN

(1) Names of reporting persons.	EGS Private Healthcare President's Fund, L.P.
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	12,115
(6) Shared voting power.	0
(7) Sole dispositive power.	12,115
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	12,115 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	Less than 0.0% Please see Attachment A
(12) Type of reporting person (see instructions).	PN

CUSIP No. 85916J102	SCHEDULE 13G	Page 4 of 12

(1) Names of reporting persons.	Abhijeet Lele
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	82,233
(6) Shared voting power.	2,059,796
(7) Sole dispositive power.	82,233
(8) Shared dispositive power.	2,059,796
(9) Aggregate amount beneficially owned by each reporting person.	2,142,029 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	5.1% Please see Attachment A
(12) Type of reporting person (see instructions).	IN

(1) Names of reporting persons.	Fred Greenberg
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	10,000
(6) Shared voting power.	678,277
(7) Sole dispositive power.	10,000
(8) Shared dispositive power.	678,277
(9) Aggregate amount beneficially owned by each reporting person.	688,277 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	1.6% Please see Attachment A
(12) Type of reporting person (see instructions).	IN

CUSIP No. 85916J102	SCHEDULE 13G	Page 5 of 12

(1) Names of reporting persons.	Terry Vance
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:	Please see Attachment A
(5) Sole voting power.	0
(6) Shared voting power.	1,381,519
(7) Sole dispositive power.	0
(8) Shared dispositive power.	1,381,519
(9) Aggregate amount beneficially owned by each reporting person.	1,381,519 Please see Attachment A
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	3.3% Please see Attachment A
(12) Type of reporting person (see instructions).	IN

Item 1.

(a)	Name of issuer:

Stereotaxis, Inc.

(b)	Address of issuer’s principal executive offices:

4320 Forest Park Avenue, Suite 100

St. Louis, MO 63108

Item 2.

(a)	Name of person filing:

EGS Private Healthcare Partnership, L.P.
EGS Private Healthcare Counterpart, L.P.
EGS Private Healthcare Partnership II L.P.
EGS Private Healthcare Investors II, L.P.
EGS Private Healthcare Canadian Partners, L.P.
EGS Private Healthcare President's Fund, L.P.
Abhijeet Lele
Fred Greenberg
Terry Vance

The foregoing persons, sometimes collectively referred to herein as the “Reporting Persons,” have entered into a Joint filing Agreement, a copy of which is filed with this Schedule 13G (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 85916J102	SCHEDULE 13G	Page 6 of 12

(b)	Address of principal business office or, if none, residence:

The address of the business office of each Reporting Person is:

c/o EGS Private Healthcare Management, LLC

105 Rowayton Avenue

Rowayton, CT 06853

(c)	Citizenship:

EGS Private Healthcare Partnership, L.P.	Delaware
EGS Private Healthcare Counterpart, L.P.	Delaware
EGS Private Healthcare Partnership II L.P.	Delaware
EGS Private Healthcare Investors II, L.P.	Delaware
EGS Private Healthcare Canadian Partners, L.P.	Delaware
EGS Private Healthcare President's Fund, L.P.	Delaware
Abhijeet Lele	United States of America
Fred Greenberg	United States of America
Terry Vance	United States of America

(d)	Title of class of securities:

Common Stock, par value $0.001 per share, of Stereotaxis, Inc.

(e)	CUSIP No.:

85916J102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C.80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 85916J102	SCHEDULE 13G	Page 7 of 12

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

EGS Private Healthcare Partnership, L.P.	593,495
EGS Private Healthcare Counterpart, L.P.	84,782
EGS Private Healthcare Partnership II L.P.	1,046,798
EGS Private Healthcare Investors II, L.P.	165,089
EGS Private Healthcare Canadian Partners, L.P.	157,517
EGS Private Healthcare President's Fund, L.P.	12,115
Abhijeet Lele	2,142,029
Fred Greenberg	688,277
Terry Vance	1,381,519

(b)	Percent of class*:

EGS Private Healthcare Partnership, L.P.	1.4%
EGS Private Healthcare Counterpart, L.P.	0.2%
EGS Private Healthcare Partnership II L.P.	2.5%
EGS Private Healthcare Investors II, L.P.	0.4%
EGS Private Healthcare Canadian Partners, L.P.	0.4%
EGS Private Healthcare President's Fund, L.P.	Less than 0.0%
Abhijeet Lele	5.1%
Fred Greenberg	1.6%
Terry Vance	3.3%

*Based on 41,802,297 shares outstanding, as reported by the issuer in the issuer’s prospectus supplement, filed with the Securities and Exchange Commission on December 30, 2008.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

EGS Private Healthcare Partnership, L.P.	593,495
EGS Private Healthcare Counterpart, L.P.	84,782
EGS Private Healthcare Partnership II L.P.	1,046,798
EGS Private Healthcare Investors II, L.P.	165,089
EGS Private Healthcare Canadian Partners, L.P.	157,517
EGS Private Healthcare President's Fund, L.P.	12,115
Abhijeet Lele	82,233
Fred Greenberg	10,000
Terry Vance	0

CUSIP No. 85916J102	SCHEDULE 13G	Page 8 of 12

(ii) Shared power to vote or to direct the vote:

EGS Private Healthcare Partnership, L.P.	0
EGS Private Healthcare Counterpart, L.P.	0
EGS Private Healthcare Partnership II L.P.	0
EGS Private Healthcare Investors II, L.P.	0
EGS Private Healthcare Canadian Partners, L.P.	0
EGS Private Healthcare President's Fund, L.P.	0
Abhijeet Lele	2,059,796
Fred Greenberg	678,277
Terry Vance	1,381,519

(iii) Sole power to dispose or to direct the disposition of:

EGS Private Healthcare Partnership, L.P.	593,495
EGS Private Healthcare Counterpart, L.P.	84,782
EGS Private Healthcare Partnership II L.P.	1,046,798
EGS Private Healthcare Investors II, L.P.	165,089
EGS Private Healthcare Canadian Partners, L.P.	157,517
EGS Private Healthcare President's Fund, L.P.	12,115
Abhijeet Lele	82,233
Fred Greenberg	10,000
Terry Vance	0

(iv) Shared power to dispose or to direct the disposition of:

EGS Private Healthcare Partnership, L.P.	0
EGS Private Healthcare Counterpart, L.P.	0
EGS Private Healthcare Partnership II L.P.	0
EGS Private Healthcare Investors II, L.P.	0
EGS Private Healthcare Canadian Partners, L.P.	0
EGS Private Healthcare President's Fund, L.P.	0
Abhijeet Lele	2,059,796
Fred Greenberg	678,277
Terry Vance	1,381,519

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.   ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

CUSIP No. 85916J102	SCHEDULE 13G	Page 9 of 12

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.

Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.

Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 85916J102	SCHEDULE 13G	Page 10 of 12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

EGS Private Healthcare Partnership, L.P.
EGS Private Healthcare Counterpart, L.P.
EGS Private Healthcare Partnership II L.P.
EGS Private Healthcare Investors II, L.P.
EGS Private Healthcare Canadian Partners, L.P.
EGS Private Healthcare President's Fund, L.P.

By:	/s/ Abhijeet Lele
Abhijeet Lele
Authorized signatory

/s/ Abhijeet Lele
Abhijeet Lele

/s/ Fred Greenberg
Fred Greenberg

/s/ Terry Vance
Terry Vance

CUSIP No. 85916J102	SCHEDULE 13G	Page 11 of 12

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: February 17, 2009

EGS Private Healthcare Partnership, L.P.
EGS Private Healthcare Counterpart, L.P.
EGS Private Healthcare Partnership II L.P.
EGS Private Healthcare Investors II, L.P.
EGS Private Healthcare Canadian Partners, L.P.
EGS Private Healthcare President's Fund, L.P.

By:	/s/ Abhijeet Lele
Abhijeet Lele
Authorized signatory

/s/ Abhijeet Lele
Abhijeet Lele

/s/ Fred Greenberg
Fred Greenberg

/s/ Terry Vance
Terry Vance

CUSIP No. 85916J102	SCHEDULE 13G	Page 12 of 12

Attachment A

EGS Private Healthcare Investors, L.L.C. is the general partner of EGS Private Healthcare Partnership II L.P., EGS Private Healthcare Investors II, L.P., EGS Private Healthcare Canadian Partners, L.P. and EGS Private Healthcare President's Fund, L.P. and has voting and dispositive power over the shares owned by such entities. EGS Private Healthcare Investors, L.L.C. is managed by a board of managers comprised of Abhijeet Lele and Terry Vance. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

EGS Private Healthcare Associates, LLC is the general partner of EGS Private Healthcare Partnership, L.P. and EGS Private Healthcare Counterpart, L.P. and has voting and dispositive power over the shares owned by such entities. EGS Private Healthcare Associates, LLC is managed by Fred Greenberg, its managing member. Mr. Lele has also been delegated authority to act on behalf of such entity. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.